Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results of 2016 Annual Shareholder Meeting

20 May 2016: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today announced the results of the election of directors at its Annual Meeting (“the Meeting”) held on May 20, 2016 in St Helier, Jersey.
The total number of voting shares represented by shareholders present in person or by proxy at the Meeting was 81 representing 59.22% of Caledonia’s outstanding voting shares.
The six nominees proposed by management for election as directors were elected by a show of hands. Proxies were received as follows:
Nominee	Votes For	Percent	Withheld	Percent
Leigh Wilson	10,654,340	63.19%	6,205,556	36.81%
Steve Curtis	16,824,322	99.79%	35,574	0.21%
James Johnstone	15,770,909	93.54%	1,088,987	6.46%
Mark Learmonth	15,776,092	93.57%	1,083,804	6.43%
John Kelly	10,653,240	63.19%	6,206,656	36.81%
Johan Holtzhausen	15,764,125	93.50%	1,095,771	6.50%

In addition, at the Meeting, KPMG Inc. was re-appointed as auditor of Caledonia for the fiscal year ending December 31, 2016.
For further information please contact:
Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 702 998 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Head Office: Caledonia Mining Corporation plc
43/45 La Motte Street, St Helier, Jersey, Channel Islands, JE4 8SD
info@caledoniamining.com  |  | www.caledoniamining.com